August 29, 2024

Timothy S. Nicholls
Chief Financial Officer
International Paper Company
6400 Poplar Avenue
Memphis, Tennessee 38197

       Re: International Paper Company
           Form 10-K for the Year Ended December 31, 2023
           Filed February 16, 2024
           File No. 001-03157
Dear Timothy S. Nicholls:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing